EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	March 30, 2008	April 1, 2007
Earnings:

Income before income taxes	$98,032	$141,798

Add (deduct):

Interest on indebtedness	25,160	29,016
Portion of rents representative of the interest factor (a)	2,077	2,001
Amortization of debt expense	183	207
Amortization of capitalized interest	418	671
Adjustment to exclude minority interest and income from equity investee	(1,714)	-

Earnings as adjusted	$124,156	$173,693

Fixed Charges:

Interest on indebtedness	$25,160	$29,016
Portion of rents representative of the interest factor (a)	2,077	2,001
Amortization of debt expense	183	207
Capitalized interest	1,295	35

Total fixed charges	$28,715	$31,259

Ratio of earnings to fixed charges	4.32	5.56

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.